Monthly Report - November, 2017

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        5,672,465       22,086,165
Change in unrealized gain (loss) on open          (6,731,665)      (4,311,485)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0          (4,782)
      obligations
   Change in unrealized gain (loss) from U.S.        (81,121)        (123,482)
      Treasury obligations
Interest Income 			              176,572        1,545,992
Foreign exchange gain (loss) on margin deposits       207,440          808,231
				                 ------------    -------------
Total: Income 				            (756,309)       20,000,639

Expenses:
   Brokerage commissions 		              943,151       10,790,035
   Management fee 			               45,393          494,323
   20.0% New Trading Profit Share 	             (40,079)          327,576
   Custody fees 		       	                    0           31,366
   Administrative expense 	       	               98,715        1,087,852
					         ------------    -------------
Total: Expenses 		                    1,047,180       12,731,152
Net Income(Loss)			   $      (1,803,489)        7,269,487
for November, 2017

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (168,596.104    $     4,788,035    213,460,095    218,248,130
units) at October 31, 2017
Addition of 		 	          3,901      1,541,938      1,545,839
943.869 units on November 1, 2017
Redemption of 		 	              0    (2,194,701)    (2,194,701)
(1,735.823) units on  November 30, 2017*
Net Income (Loss)               $      (19,921)    (1,783,568)    (1,803,489)
for November, 2017
         			   -------------   -------------   -----------


Net Asset Value at November 30, 2017
(167,856.966 units inclusive
of 52.816 additional units) 	      4,772,015    211,023,764    215,795,779
				  =============  ============= ==============


		GLOBAL MACRO TRUST November 2017 UPDATE
                      Year to Date     Net Asset
Series	  November ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (0.94)% 	   2.45%  $    1,225.43	  145,854.926 $   178,734,881
Series 2     (0.44)% 	   5.46%  $    1,629.62	   18,720.335 $    30,506,987
Series 3     (0.42)% 	   8.60%  $    1,997.11	    3,281.705 $     6,553,911

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					December 13, 2017
Dear Investor:

Following a month of volatile price action amidst unsettled markets losses from trading equity and commodity futures outdistanced a fractional gain from trading interest rate futures and a marginal profit from trading currency forwards.

Interest rate futures were impacted by conflicting factors during the month. Solid global growth and signs that Central Banks, including the Federal Reserve, the Bank of England, the ECB and the Peoples Bank of China, were pulling back somewhat from the extraordinarily easy money policies of recent years weighed on futures prices. On the other hand, the persistent lack of any sustained uptrend in inflation and numerous global political uncertainties underpinned demand for those same interest rate futures. Consequently, profits on long positions in French, Italian, Japanese, Canadian and Australian bond futures and on a short eurodollar futures position fractionally outdistanced the loss on a long position in German 5-year bond futures.

Equity futures trading results were mixed. Following the Chinese Communist Party Congress in October, Chinese interest rates rose, the PBOC took steps to rein in the "shadow' banking system, and Beijing sought to rein in local government infrastructure spending. All these moves seemed designed to bring about a reduction in economy-wide leverage. As a result, Chinese equity futures fell sharply and dragged Hong Kong and Korean equity futures lower as well, producing losses on long positions. Long positions in European stock index futures were also unprofitable in the wake of Chancellor Merkel's difficulty in forming a German government and contentious Brexit negotiations. Trading of U.S. equity futures was also marginally unprofitable. On the other hand, long positions in Japanese equity futures and a short vix trade provided partially offsetting profits.

The U.S. dollar, which had risen for two months into early November, declined thereafter. Losses on long dollar trades relative to the yen, Swiss franc, Brazilian real and South African rand produced small losses that were marginally less than the gains from short dollar trades against the euro and Korean won, long dollar trades against the Aussie dollar and Turkish lira, and long euro trades versus the Norwegian krone, Swedish krona and Turkish lira.

Energy prices were volatile as markets participants speculated about the likelihood of an extension in the OPEC/non-OPEC production cut agreement. Losses on short WTI crude and natural gas positions outpaced the gain on a long Brent crude trade.

Trading of soft and agricultural commodity futures and metals futures were each slightly unprofitable.


 				 Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman